
07003741

SECURI... SION
Washington, D.C. 20549


SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 8 2007
WASH, D.C.
213

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33478

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-06 (MM/DD/YY) AND ENDING 12-31-06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LifeMark Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 West Metro Park
(No. and Street)

Rochester (City) New York (State) 14623 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vincent Micciche 585-424-5672
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Daniel H. Kubiak, CPA
(Name – *if individual, state last, first, middle name*)

400 West Metro Park (Address) Rochester (City) New York (State) 14623 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Vincent Micciche, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LifeMark Securities Corp., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Lori A. Alberts
01AL6037661
Notary Public in the State of New York
Monroe County
Commission Expires Feb 22, 2010

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DANIEL H. KUBIAK, CPA
CERTIFIED PUBLIC ACCOUNTANT

400 WEST METRO PARK
ROCHESTER, NEW YORK 14623

(585) 424-2430
FAX (585) 292-0491
E-MAIL: dan@kubiaktax.com

INDEPENDENT ACCOUNTANT'S REPORT

To the Board of Directors and Shareholders
LifeMark Securities Corp.
400 West Metro Park
Rochester, NY 14623

I have audited the balance sheets of LIFEMARK SECURITIES CORP. (an S Corporation) as of December 31, 2006, and 2005, and the related statements of operations and undistributed earnings, and cash flows for the years then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain assurance about whether these financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures on the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LifeMark Securities Corp. (an S Corporation) as of December 31, 2006, and 2005, and statement of operations and undistributed earnings, and cash flows for the years then ended, in conformity with generally accepted accounting principles applied on a basis consistent with that of the preceding year.

The company is exempt from SEC Rule 15c3-3 because it does not hold customer securities.

During my examination, no material inadequacies were found.

My audited computation of the net capital of LifeMark Securities Corp. (an S Corporation) agrees with the computation as presented in the Focus Report IIA.



Daniel H. Kubiak, C.P.A.

February 26, 2007

LIFEMARK SECURITIES CORP.
BALANCE SHEET
DECEMBER 31, 2006 AND 2005

ASSETS

	2006	2005
Cash, including $183,788 and $25,200 in interest-bearing accounts in 2006 and 2005, respectively	$ 301,965	$ 294,220
Commissions receivable	165,793	63,940
Accounts receivable	42,433	22,528
Prepaid expenses and deposits	25,000	25,000
Furniture and fixtures (Notes 1 and 2)	46,558	18,759
Total assets	$ 581,749	$ 424,447

LIABILITIES AND SHAREHOLDERS' EQUITY

	2006	2005
Current liabilities:		
Accounts payable	$ 181,765	$ 126,196
Commissions payable	141,462	52,554
Accrued payroll	9,364	9,364
Total current liabilities	332,591	188,114
Shareholders' equity		
Capital stock - no par value; Authorized 1,000,000 shares issued and outstanding, 867 shares	20,000	20,000
Additional paid-in capital	453,633	453,633
Shareholders' undistributed (deficit)	(220,291)	(233,116)
	253,342	240,517
Less: Treasury stock, 62.1 shares at cost	(4,184)	(4,184)
Total shareholders' equity	249,158	236,333
Total liabilities and shareholders' equity	$ 581,749	$ 424,447

The accompanying notes are an integral part of the financial statement.

LIFEMARK SECURITIES CORP.
STATEMENT OF OPERATIONS AND SHAREHOLDERS' UNDISTRIBUTED EARNINGS
YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
Commissions income	$ 5,087,126	$ 3,184,092
Interest and dividend income	4,071	504
Miscellaneous income and reimbursed expenses	51,274	76,146
Total income	5,142,471	3,260,742
Operating expenses:		
Commission expense	4,166,019	2,417,556
Officers' salaries	221,382	209,115
Salary expense	296,801	236,701
Payroll taxes and benefits	95,787	80,859
Registration, dues and subscriptions	55,397	42,809
Rent expense	37,410	37,410
Utilities	5,389	5,864
Travel & meetings	23,105	51,106
Entertainment	5,334	2,894
Insurance expense	7,413	7,911
Officers life insurance	9,000	10,018
Office expense	40,902	60,962
Advertising and marketing expense	17,155	10,070
Telephone and networking expense	21,194	22,147
Repairs and maintenance	3,197	8,937
Postage expense	13,439	8,457
Depreciation	17,024	11,594
Professional services	21,303	31,804
Computer expense	64,148	81,554
Training	2,380	792
Moving expense	-0-	152
State filing fees	2,952	3,561
Contributions	2,915	9,107
Total operating expenses	5,129,646	3,351,380
Net income (loss)	12,825	(90,638)
Shareholders' undistributed (deficit) earnings - beginning	(233,116)	(142,478)
Shareholders' undistributed (deficit) - ending	$ (220,291)	$ (233,116)

The accompanying notes are an integral part of the financial statement.

LIFEMARK SECURITIES CORP.
STATEMENT OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
Cash flows from operating activities:		
Net income (loss)	$ 12,825	$ (90,638)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	17,024	11,594
Decrease (increase) in commissions receivable	(101,853)	(4,788)
Decrease (increase) in accounts receivable and other assets	(19,905)	16,237
Increase (decrease) in accounts payable	55,569	48,733
Increase (decrease) in commissions payable	88,908	5,236
Increase (decrease) in accrued payroll	-0-	1,518
Total adjustments to net income	39,743	78,530
Cash provided (utilized) by operating activities:	52,568	(12,108)
Cash (utilized) by investing activities:		
Fixed assets purchased	(44,823)	(7,868)
Total cash (utilized) by investing activities	(44,823)	(7,868)
Net increase (decrease) in cash	7,745	(19,976)
Cash at beginning of year	294,220	314,196
Cash at end of year	$ 301,965	$ 294,220

The accompanying notes are an integral part of the financial statement.

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Revenue

The company operates in the securities industry under authority granted by the Securities and Exchange Commission. The company is primarily engaged in the sale of general securities and mutual funds. The company receives commissions generated by sales of these securities. Consequently, the company's revenue is affected by the economic conditions affecting customers in areas in which it conducts its operations. At the close of 2006, the company operated eight offices located in three states. The company is licensed to sell securities and/or insurance in forty-eight states.

B. Cash and Cash Equivalents

Cash consists of demand deposits in local banks, money market savings accounts and cash on hand. At times the company maintains balances in these accounts in excess of amounts covered by Federal Deposit Insurance.

C. Bad Debts

Bad debts are written off under the allowance method. For the years ending 2006 and 2005, it was determined that no allowance was required.

D. Fixed Assets

Property and equipment is stated at cost and is written off over the estimated useful life of the asset. Depreciation is computed using accelerated methods for book and tax purposes. Estimated useful lives are as follows:

Computers	5 years
Furniture and Fixtures	7 years

Expenditures that materially increase the asset life are capitalized, while ordinary maintenance and repairs are charged to operations as incurred. When assets are sold or retired, the cost and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in earnings.

E. Income Taxes

The company has elected, in accordance with the provision of both Section 660 of the Tax Law of New York State and Subchapter S of Chapter One of the Internal Revenue Code, not to be subject to income taxes at the corporate level. As a result, the company's net income or loss is included in the taxable income of the shareholders.

2 - FURNITURE AND FIXTURES

Furniture and fixtures are stated at cost and consist of the following:

	2006	2005
Computers	$ 219,865	$ 175,042
Fixtures	25,944	25,944
	245,809	200,986
Less: Accumulated depreciation	(199,251)	(182,227)
	$ 46,558	$ 18,759

Depreciation expense charged to operations for the years ended December 31, 2006 and 2005 amounted to $17,024 and $11,594, respectively.

3 - RENT

Effective November 1, 2004, the company entered into a fifteen year lease agreement with a related party for new office space at a monthly rental of $3,117. Total rent expense amounted to $37,410 in 2006 and 2005.

4 - RETIREMENT PLAN

The company established a SIMPLE IRA Plan for all employees. Under the terms of the Plan, employees may make a salary reduction contribution of up to $6,000 for any calendar year. For each year, the company may elect to make a matching contribution up to 3% of the employees' yearly compensation, not to exceed $6,000. The company made the election for 2006 and 2005 and the expense amounted to $10,275 in 2006 and $9,421 in 2005.

5 - TREASURY STOCK

In September 2002, the company made a tender offer to the shareholders to purchase their shares in the company. As of December 31, 2004 the company had repurchased 148.79 shares for a total of $10,026. In 2005 the company sold 86.69 of these treasury shares to an officer and employee of the company.

6 - NET CAPITAL COMPUTATION

Pursuant to SEC rule 15c3-1, the "Net Capital Rule", the company has the following information:

	2006	2005
Total assets	$ 581,749	$ 424,447
Less: Total liabilities	332,591	188,114
Net worth	249,158	236,333
Plus: Subordinated indebtedness	-0-	-0-
Adjusted net worth	249,158	236,333
Less: Non-liquid assets, net	103,531	52,314
Tentative net capital	145,627	184,019
Less: Haircuts	-0-	-0-
Net capital	$ 145,627	$ 184,019
Required net capital	$ 22,172	$ 12,540

7 - SUBORDINATED CLAIMS

For the period ended December 31, 2006, the company had no subordinated claims.

END